Exhibit 99.1

FUNDTECH ANNOUNCES ITS 2008 ANNUAL MEETING

JERSEY CITY, N.J. — November 4, 2008, — The 2008 Annual Meeting of the Shareholders of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 30 Montgomery Street, Ste. 501, Jersey City, New Jersey, USA, on December 18, 2008 at 9:00 a.m. local time, for the following purposes:

1. To amend the current Articles of Association of the Company to permit the election of a maximum of nine (9) directors of the Company, to update certain terminology used in the Articles to reflect the terms used in the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to remove the obligation to deliver notices of shareholder meetings to individual shareholders, who will instead be informed of meetings pursuant to the Companies Law.

2. Contingent upon the approval of the above, to elect the panel of seven (7) directors of the Company (the “Panel”), each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The panel of seven does not include Robert Cobuzzi and Gerald Dogon, who were elected as external directors pursuant to the Companies Law at the 2007 annual meeting and will continue to serve out their respective three (3) year terms (until the 2010 annual meeting) as external directors of the Company and who are not subject to reelection.

3. To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of shares that may be granted pursuant to such 2005 Stock Plans and the number of Ordinary Shares reserved for issuance upon exercise of the shares or options which may be granted pursuant to such 2005 Stock Plans.

4. To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of Stock Options or Restricted Ordinary Shares of the Company.

5. To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2008 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

6. To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record on November 14, 2008 are entitled to receive official notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2007.

About Fundtech
Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #